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                                                                      EXHIBIT 12

                            THE TIMES MIRROR COMPANY

                     RATIO OF EARNINGS TO FIXED CHARGES AND
           RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
                           (IN THOUSANDS OF DOLLARS)

                                      YEAR TO
                                    DATE ENDED
                                   JUNE 30, 1999     1998       1997       1996       1995        1994
                                   -------------   --------   --------   --------   ---------   --------
Fixed charges:
  Interest expense................   $ 40,587      $ 68,473   $ 35,713   $ 19,362   $  20,216   $ 50,392
  Interest related to ESOP(a).....         --            --         --         --          --      1,376
  Capitalized interest............         --            --         --         --         485      1,042
  Portion of rents deemed to be
     interest.....................      5,873        11,533     12,406     12,637      14,205     13,723
  Amortization of debt expense....        976         2,151      1,417        529         411        335
                                     --------      --------   --------   --------   ---------   --------
          Total fixed charges.....     47,436        82,157     49,536     32,528      35,317   $ 66,868
                                                                                                ========
Preferred stock dividend
  requirements....................     18,624        39,653     54,883     71,901      74,581
                                     --------      --------   --------   --------   ---------
Fixed charges and preferred stock
  dividends requirements..........   $ 66,060      $121,810   $104,419   $104,429   $ 109,898
                                     ========      ========   ========   ========   =========
Earnings (loss):
  Income (loss) from continuing
     operations before income
     taxes........................   $231,099      $245,004   $396,499   $300,254   $(253,421)  $132,241
  Fixed charges, less capitalized
     interest and interest related
     to ESOP(a)...................     47,436        82,157     49,536     32,528      34,832     64,450
  Amortization of capitalized
     interest.....................      1,873         3,902      3,966      4,094       4,475      4,227
  Distributed income from less
     than 50% owned unconsolidated
     affiliates...................         --            --         92        191         191        191
  Equity loss (income) from less
     than 50% owned unconsolidated
     affiliates...................      1,956        13,146      4,690       (115)     (1,917)     1,329
                                     --------      --------   --------   --------   ---------   --------
          Total earnings (loss)...   $282,364      $344,209   $454,783   $336,952   $(215,840)  $202,438
                                     ========      ========   ========   ========   =========   ========
Ratio of earnings to fixed
  charges.........................       6.0x          4.2x       9.2x      10.4x          (b)      3.0x
Ratio of earnings to fixed charges
  and preferred stock dividends...       4.3x          2.8x       4.4x       3.2x          (c)       N/A

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(a) The Company guaranteed repayment of debt of the Employee Stock Ownership
    Plan (ESOP) and, accordingly, included the related interest in fixed charges. This debt was repaid on December 15, 1994.

(b) Earnings are approximately $251 million lower than the amount needed to cover fixed charges in this year, as earnings were impacted by approximately $502 million in restructuring charges.

(c) Earnings are approximately $326 million lower than the amount needed to cover fixed charges and preferred stock dividends in this year, as earnings in 1995 were impacted by approximately $502 million in restructuring charges.